CORRESP

January 8, 2019

Mr. Robert Shapiro

Senior Staff Accountant

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	xG Technology, Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed April 2, 2018
Form 10-Q for Fiscal Quarter Ended September 30, 2018
Filed November 14, 2018
File No. 001-35988

Dear Mr. Shapiro:

The Company is in receipt of your letter dated December 26, 2018, copy enclosed. As there was only one comment in your December 26, 2018, correspondence, our response follows immediately below:

While this note is due in May 2019, the Company restructured the note so that repayments can be made in the common shares of the company (in the Company’s control). Please see Note 13 Subsequent Events – May 2018 Financing Amendment of the 10-Q for fiscal quarter ended September 30, 2018 filed on November 14, 2018.

The reclassification was made as the debt amendment allows the Company to repay the outstanding balance with shares of its common stock, thus working capital would not be required. Therefore, the portion that can be paid by shares of common stock can be excluded from short-term liabilities.

Please reference ASC 470-10 which states, a short-term obligation shall be excluded from current liabilities if the entity intends to refinance the obligation on a long-term basis (see paragraph 470-10-45-12B) and [FAS 006, paragraph 10] the intent to refinance the short-term obligation on a long-term basis is supported by an ability to consummate the refinancing demonstrated in either of the following ways: Post-balance-sheet-date issuance of a long-term obligation or equity securities. After the date of an entity’s balance sheet but before that balance sheet is issued or is available to be issued (as discussed in Section 855-10-25), a long-term obligation or equity securities have been issued for the purpose of refinancing the short-term obligation on a long-term basis. [FAS 006, paragraph 11]. If equity securities have been issued, the short-term obligation, although excluded from current liabilities, shall not be included in owners’ equity. [FAS 006, paragraph 11]. If an entity’s ability to consummate an intended refinancing of a short-term obligation on a long-term basis is demonstrated by post-balance-sheet-date issuance of a long-term obligation or equity securities (see paragraph 470-10-45-14(a)), the amount of the short-term obligation to be excluded from current liabilities shall not exceed the proceeds of the new long-term obligation or the equity securities issued. [FAS 006, paragraph 12].

Sincerely,

/s/ Roger G. Branton
Roger G. Branton
Chief Executive Officer